

April 7, 2011

Mr. John G. Robertson
President and CEO
Reg Technologies Inc.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

     Re: **Reg Technologies Inc.**
                Form 20-F for the Fiscal Year Ended April 30, 2010
                File No. 000-24342

Dear Mr. Robertson:

We have read your supplemental response letter dated March 17, 2011, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2010

Notes to Consolidated Financial Statements, page 5

Note 4. Common Stock, page 15

1.   We note your response to our prior comment 5. You state that only 25% of the stock options vested upon grant in 2009 and the rest of the options are not exercisable until 90 days after the exercise of the vested options. Please clarify when the rest of the options vest, specifically, whether they vest prior to 90 days after the exercise of the vested options. In addition, tell us how you determined the requisite service period for these awards and whether the requisite service is expected to be rendered. In your response, please cite the authoritative literature upon which you relied in concluding that no expense should be recorded in 2010 related to options granted in 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief